FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of July, 2004

                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                 GRANITE MORTGAGES 04-2 PLC


                                 By:             /s/  Clive Rakestrow
                                        ------------------------------------
                                 Name:  L.D.C. Securitisation Director No. 1
                                 Limited by its authorized person Clive
                                 Rakestrow for and on its behalf
                                 Title:  Director
Date: September 9, 2004

                                 GRANITE FINANCE FUNDING LIMITED


                                 By:             /s/  Jonathan David Rigby
                                        ------------------------------------
                                 Name:  Jonathan David Rigby
                                 Title:  Director
Date: September 9, 2004

                                 GRANITE FINANCE TRUSTEES LIMITED


                                 By:             /s/  Daniel Le Blancq
                                        ------------------------------------
                                 Name:  Daniel Le Blancq
                                 Title:  Director
Date: September 9, 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 04-2 PLC

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc, Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-2 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc, Granite Mortgages 04-1 Plc and Granite Finance Funding Limited

Period 1 July 2004 - 31 July 2004

N.B. This data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                               227,242

Current Balance - Trust Mortgage Assets                  (GBP)18,405,966,225

Current Balance - Trust Cash and other Assets             (GBP)956,925,457

Last Months Closing Trust Assets                         (GBP)19,275,323,145

Funding share                                            (GBP)18,238,057,907

Funding Share Percentage                                       94.19%

Seller Share*                                            (GBP)1,124,833,775

Seller Share Percentage                                         5.81%

Minimum Seller Share (Amount)*                            (GBP)904,605,102

Minimum Seller Share (% of Total)                               4.67%

Excess Spread last quarter annualised (% of Total)              0.22%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                   Number    Principal (GBP)     Arrears (GBP)  By Principal (%)

< 1 Month          223,831   18,136,116,941            0            98.53%

> = 1 < 3 Months    2,765      223,165,280         1,984,697         1.21%

> = 3 < 6 Months     487       35,453,147           880,313          0.19%

> = 6 < 9 Months     121       8,362,816            372,254          0.05%

> = 9 < 12 Months    33         2,482,693           138,590          0.01%

> = 12 Months         5          385,348            29,614           0.00%

Total              227,242   18,405,966,225        3,405,468        100.00%
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


Properties in Possession
------------------------------------------------------------------------------
                                     Number      Principal (GBP)   Arrears (GBP)

Total (since inception)                200         11,108,872         545,192

Properties in Possession                                                69

Number Brought Forward                                                  49

Repossessed (Current Month)                                             20

Sold (since inception)                                                  131

Sold (current month)                                                    17

Sale Price / Last Loan Valuation                                       1.07

Average Time from Possession to Sale (days)                             136

Average Arrears at Sale                                             (GBP)2,474

Average Principal Loss (Since inception)*                            (GBP)166

Average Principal Loss (current month)**                              (GBP)0

MIG Claims Submitted                                                     8

MIG Claims Outstanding                                                   1

Average Time from Claim to Payment                                       59
------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                             Number           Principal (GBP)

Substituted this period                        0                  (GBP)0

Substituted to date (since 26 March 2001)    409,866        (GBP)32,908,052,525
------------------------------------------------------------------------------

CPR Analysis

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                                                       Monthly      Annualised

Current Month CPR Rate                                  4.72%         44.04%

Previous Month CPR Rate                                 5.53%         49.41%
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------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                           25.31

Weighted Average Remaining Term (by value) Years                       19.99

Average Loan Size                                                   (GBP)80,997

Weighted Average LTV (by value)                                       74.93%

Weighted Average Indexed LTV (by value)                               58.46%

Non Verified (by value)                                               31.55%
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Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                               47.76%

Together (by balance)                                                 25.03%

Capped (by balance)                                                    1.32%

Variable (by balance)                                                 22.97%

Tracker (by balance)                                                   2.92%

Total                                                                 100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                          Number      % of Total     Value (GBP)    % of Total

East Anglia                4,720         2.08%       384,684,694       2.09%

East Midlands             16,335         7.19%      1,181,663,032      6.42%

Greater London            27,410        12.06%      3,677,512,052     19.98%

North                     28,177        12.40%      1,503,767,441      8.17%

North West                31,345        13.79%      2,022,815,688     10.99%

Scotland                  22,382         9.85%      1,367,563,291      7.43%

South East                33,240        14.63%      3,690,396,228     20.05%

South West                14,597         6.42%      1,312,345,392      7.13%

Wales                      9,517         4.19%       598,193,902       3.25%

West Midlands             15,004         6.60%      1,137,488,713      6.18%

Yorkshire                 24,515        10.79%      1,529,535,793      8.31%

Total                     227,242        100%      18,405,966,225      100%
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LTV Levels Breakdown

------------------------------------------------------------------------------
                                    Number        Value (GBP)       % of Total

0% < 25%                             8,103        309,220,233          1.68%

> = 25% < 50%                       27,321       1,921,582,874        10.44%

> = 50% < 60%                       17,288       1,474,317,895         8.01%

> = 60% < 65%                       10,273        931,341,891          5.06%

> = 65% < 70%                       11,607       1,080,430,217         5.87%

> = 70% < 75%                       16,382       1,494,564,457         8.12%

> = 75% < 80%                       17,345       1,842,437,219        10.01%

> = 80% < 85%                       24,451       2,387,253,819        12.97%

> = 85% < 90%                       32,212       2,492,167,827        13.54%

> = 90% < 95%                       49,354       3,587,322,817        19.49%

> = 95% < 100%                      12,723        876,123,992          4.76%

> = 100%                              183          9,202,983           0.05%

Total                               227,242     18,405,966,225        100.0%
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Repayment Method

------------------------------------------------------------------------------
                                    Number        Value (GBP)       % of Total

Endowment                           28,210       2,061,468,217        11.20%

Interest Only                       26,181       3,526,583,129        19.16%

Pension Policy                        622         60,739,689           0.33%

Personal Equity Plan                 1,236        90,189,235           0.49%

Repayment                           170,993     12,666,985,956        68.82%

Total                               227,242     18,405,966,225        100.00%
------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------
                                    Number        Value (GBP)       % of Total

Full Time                           200,094     15,306,401,513        83.16%

Part Time                            2,798        161,972,503          0.88%

Retired                               488         16,565,370           0.09%

Self Employed                       21,608       2,817,953,429        15.31%

Other                                2,254        103,073,411          0.56%

Total                               227,242     18,405,966,225        100.00%
------------------------------------------------------------------------------


-----------------------------------------------------------------
NR Current Existing Borrowers' SVR                      6.59%

Effective Date of Change                             1 July 2004
-----------------------------------------------------------------

Notes           Granite Mortgages 04-2 plc

------------------------------------------------------------------------------
                     Outstanding           Rating        Reference     Margin
                                      Moodys/S&P/Fitch     Rate

Series 1

A1             $1,120,400,000        P-1/A-1+/F1+       1.3685300%     0.04%

A2             $1,322,800,000         Aaa/AAA/AAA          1.44%       0.07%

B               $40,300,000            Aa3/AA/AA           1.54%       0.17%

M               $33,200,000             A2/A/A             1.65%       0.28%

C               $73,500,000          Baa2/BBB/BBB          2.07%       0.70%

Series 2

A1           (euro)1,340,000,000      Aaa/AAA/AAA          2.25%       0.14%

A2            (GBP)244,000,000        Aaa/AAA/AAA          4.82%       0.14%

B             (euro)92,000,000         Aa3/AA/AA           2.38%       0.27%

M             (euro)53,500,000          A2/A/A             2.51%       0.40%

C             (euro)89,000,000       Baa2/BBB/BBB          2.91%       0.80%

Series 3

A             (GBP)752,100,000        Aaa/AAA/AAA          4.84%       0.16%

B              (GBP)38,900,000         Aa3/AA/AA           5.00%       0.32%

M              (GBP)26,500,000          A2/A/A             5.15%       0.47%

C              (GBP)48,500,000       Baa2/BBB/BBB          5.53%       0.85%
------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------
                                                                    % of Notes
                                                                    Outstanding

Class B and M Notes ((GBP) Equivalent)     (GBP)206,069,892            5.65%

Class C Notes ((GBP) Equivalent)           (GBP)150,734,519            4.13%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                                   % of Funding
                                                                         Share

Class B and M Notes ((GBP) Equivalent)     (GBP)206,069,892            1.13%

Class C Notes ((GBP) Equivalent)           (GBP)150,734,519            0.83%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement (GBP)44,900,000        0.25%

Balance Brought Forward                      (GBP)33,700,000           0.18%

Drawings this Period                             (GBP)0                0.00%

Excess Spread this Period                        (GBP)0                0.00%

Funding Reserve Fund Top-up this Period*         (GBP)0                0.00%

Current Balance                              (GBP)33,700,000           0.18%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Funding Reserve Balance                     (GBP)23,965,350            0.13%

Funding Reserve %                                1.0%                   NA
------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes ofall issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.